DRONEDEK Corporation

(a Delaware corporation)

Financial Statements

For the inception period of April 30, 2020 through December 31, 2020



INDEPENDENT AUDITOR'S REPORT

March 24, 2021

To: Board of Directors, DRONEDEK CORPORATION
Re: 2020 Financial Statement Audit

We have audited the accompanying financial statements of DRONEDEK CORPORATION (a corporation organized in Delaware) (the "Company"), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, shareholder equity, and cash flows for the inception period of April 30, 2020 through December 31, 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations, shareholder equity and its cash flows for the inception period of April 30, 2020 through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that its ability to continue as a going concern depends on its ability to raise additional financing in the years ahead. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group, LLC
Aurora, Colorado

March 24, 2021

DRONEDEK Corporation
BALANCE SHEETS
As of December 31, 2020
See Auditor's Report and Notes to the Financial Statements

	2020
TOTAL ASSETS	
Current Assets	
Cash and cash equivalents	$ 276,876
Total Current Assets	276,876
Prototype in development and construction	287,263
TOTAL ASSETS	**$ 564,139**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Current Liabilities	
Advance deposits	$ 20,000
Short-term payable, related party	29,650
Accrued royalty payable, related party	70,000
Other current liabilities	75,438
Total Current Liabilities	195,088
Total liabilities	195,088
Shareholders' Equity	
Common stock (100,000,000 shares authorized, 61,557,835 shares issued and outstanding)	416.600
Accumulated deficit	(47,548)
Total shareholders' equity	369,051
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 564,139**

DRONEDEK Corporation
STATEMENT OF OPERATIONS
For the period of April 30, 2020 (inception) through December 31, 2020
See Auditor's Report and Notes to the Financial Statements

	2020
Revenues, net	$ 0
Operating Expenses:	
General and administrative	7,697
Organizational costs	6,426
Sales and marketing	33,425
Total Operating Expenses	47,548
Other Income/(Loss)	
None	0
Net Income (Loss)	$ (47,548)
Earnings per share, basic	$(0.00077)
Earnings per share, diluted	$(0.00077)

DRONEDEK Corporation
STATEMENT OF SHAREHOLDERS' EQUITY
For the period of April 30, 2020 (inception) through December 31, 2020
See Auditor's Report and Notes to the Financial Statements

	Common Stock		Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	Amount		
Beginning balance as of April 30, 2020	0	$ 0	$ 0	$ 0
Initial share issuances to founders	61,000,000	0		0
Additional share issuances	557,835	416,600		416,600
Net loss			(47,548)	(47,548)
Ending balance as of December 31, 2020	**61,557,835**	**416,600**	**$ (47,548)**	**$ 369,051**

DRONEDEK Corporation
STATEMENT OF CASH FLOWS
For the period of April 30, 2020 (inception) through December 31, 2020
See Auditor's Report and Notes to the Financial Statements

	2020
Cash Flows From Operating Activities	
Net income (Loss)	(47,548)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
None	
Net Cash Used In Operating Activities	(47,548)
Cash Flows From Investing Activities	
Cash spent in development of prototype	(141,825)
Net Cash Used In Investing Activities	(141,825)
Cash Flows From Financing Activities	
Proceeds from the issuance of shares	416,600
Proceeds from advance deposits	20,000
Proceeds from short-term related party loan	29,650
Net Cash Provided By Financing Activities	466,250
Net Change In Cash	276,876
Cash at Beginning of Period	0
Cash at End of Period	276,876

DRONEDEK Corporation
NOTES TO THE FINANCIAL STATEMENTS
For the period of April 30, 2020 (inception) through December 31, 2020
See Auditor's Report and Notes to the Financial Statements

NOTE 1 - NATURE OF OPERATIONS

DRONEDEK Corporation ("the Company") is a corporation organized under the laws of the State of Delaware and was formed on April 30, 2020. The Company is headquartered in Indiana. The Company provides a smart, safe, secure receptacle mailbox product that utilizes the first utility patent issued for secured drone package receiving, delivery and storage. The smart mailbox is for receiving or sending food, medicine, groceries or parcels. It is a secure porch, roof, window, house, or building mounted box and may be secured to an existing edifice or mailbox post.

Since inception, the Company has just commenced commercial activity with funding being provided from the founders and early investors to cover costs. As of December 31, 2020, the Company has started a capital raise campaign (see capital raise footnote) for working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020, the Company had $276,876 in cash.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company had no accounts receivable.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type once the asset has commenced being used in the business.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 the Company had not acquired any fixed assets but has capitalized the development costs of its prototype.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-

than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company has not yet recognized any revenue.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Earnings/loss per share
The Company presents earnings and loss per share data by calculating the quotient of the earnings/(loss) ($47,548 net loss) divided by the number of common shares outstanding (61,557,835 common shares as of December 31, 2020) as required by ASC 260-10-50. As of December 31, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the

terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception; however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 5 – COMMON STOCK AND DEBT

The Company has authorized 100,000,000 shares of common stock. The Company has a single class of common stock as of December 31, 2020. With 61,557,835 shares issued and outstanding as of December 31, 2020.

Capital Raise

In the current year the company raised capital funds from an angel capital raise round. The angel round brought in capital in the amount of $416,600. In addition to the angel round, on November 6, 2020 the company launched a capital raise campaign on the Wefunder crowdfunding platform. The Reg CF crowdfunding offering is being conducted pursuant to certain registration exemption under Sec. 4 (a) 6 of Securities Act of 1933, as amended. As of December 31, 2020 the campaign received investment commitments of $242,656 from 195 investors. The Reg CF campaign is scheduled to close on April 30, 2021. The company plans to extend the campaign to April 30, 2022.

NOTE 6 – RELATED PARTY TRANSACTIONS

Exclusive Technology Licensing Agreement
The Company has an agreement to license necessary technology from one of the founders.

The terms of the license agreement provide that the Company will have a worldwide, exclusive, renewable, non-revocable license to utilize the licensor's relevant patent(s) in the further development of the Company's business.

During the period of the license agreement, the Company is obligated to pay all future costs for development and defense of the licensed technology. Starting June 1, 2020, the Company shall pay to the licensor $25 per product sold by the Company with a minimum license payment of $10,000 per month. At December 31, 2020 the accrued royalty liability balance is $70,000.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operation as of December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through March 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.